HEAD OFFICE:
A-6, Maharani Bagh
New Delhi-110065
Ph.: 011-41626471, 41626470
Fax: 011-41328425
Email: info@bansalco.com

BANSAL & CO LLP
CHARTERED ACCOUNTANTS

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion to the Form 6-K of our report dated May 12th, 2025, of ZenaTech Inc. relating to the review of the consolidated statements of financial position for the period ended March 31, 2025, and reference to our firm under the caption "Experts" in the Registration Statement.

For Bansal & Co. LLP
New Delhi, India
May 12th,2025.

BRANCHES

Maharashtra : 7&8 GF, Wing-A, Raghavji Building, 15/17, Raghavji Road, Gowalia Tank, Mumbai-400026, M: 9999 668270
Madhya Pradesh: 114, Shree Tower, 2nd Floor, Zone-II, Bhopal (MP) Ph. 0755-4076725, 2769224, 2769225, 9425398729
Chhattisgarh : 6/140 Next to Indra Setu Bridge, Tilaknagar, Chatapara, Bilaspur, Chhattisgarh, (Ch) - 495001, M: 8097329585
Delhi : D-Block, 3rd Floor, Plot No 8, Balaji Estate, Guru Ravidas Marg, Kalkaji, New Delhi-110019, M: 9810939245